Mail Stop 3561
								February 17, 2006

Nadwynn Sing, President
Atlin Mineral Exploration Corp.
1005-289- Drake Street
Vancouver BC V6B 5Z5

Re:	Atlin Mineral Exploration Corp.
      Registration Statement on Form SB-2
      Filed January 24, 2006
      File No. 333-131232

Dear Mr. Sing:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Your disclosure indicates that you are an exploration stage company established on September 21, 2005 with no operations and no revenues. You have not generated revenues since inception and have never paid any dividends and are unlikely to pay dividends or generate earnings in the immediate or foreseeable future. It therefore appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or provide us with an explanation of why Rule 419 does not apply.
2. Please include a statement reconciling the capitalized exploration expenses. An example would be as follows: Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost and written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under US GAAP, all expenditures relating to mineral interests prior to the completion of a definitive feasibility study, which establishes proven and probable reserves, must be expensed as incurred. Once a final feasibility study has been completed, additional costs incurred to bring a mine into production are capitalized as development costs.

Prospectus Summary, page 6
3. Please state after the first sentence in the second paragraph that you have no revenues, have achieved losses since inception, have been issued a going concern opinion by your auditors and rely upon the sale of your securities to fund operations. Also indicate you only have funds for the first two phases of your anticipated exploration program, that is until October 15, 2007. Please remove any duplicative disclosure elsewhere in the prospectus summary.
4. Throughout your document, please make it clear to investors that even if you complete your current exploration program and it is successful in identifying a mineral deposit, you will have to spend substantial funds on further drilling and engineering studies before you will know if you have a commercially viable mineral deposit or reserve.
5. Please define "placer" gold sampling and any other mining terms unfamiliar to investors where encountered in the prospectus.

The Offering, page 7
6. In connection with "Termination of the Offering," briefly describe the reasons why you would decide to terminate the registration of the shares.
7. Please add a separate paragraph that briefly explains how the absence of a public market for the common shares impacts share liquidity.

Risk Factors, page 8
8. Some of your risk factor captions merely state facts, rather than describe the risk to investors in concrete terms. For example, the caption to risk factor 14, "Because we hold a significant portion...," refers to your weakened purchasing power in Canadian dollar terms and the caption to risk factor 15, "Our auditors have expressed substantial doubt...," indicates you have received a going concern opinion from your auditors. Neither caption clearly and concisely describes the risk. Please generally review your risk factor captions to ensure they do not merely state facts, but rather describe the risk to investors in concrete terms.
9. Please add a risk factor that addresses the fact that your property has not been examined in the field by a professional geologist or mining engineer and detail the risks to investors. Determination of Offering Price, page 12
10. You state that the selling shareholders are required to sell your shares at $0.02 per share until your shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices. Please explain how you selected an offering price per share. Disclose all factors considered.

Selling Shareholders, page 13
11. It appears that the date of the private placement offering should have been identified as October 31, 2005. Please revise the date accordingly.
12. Please disclose whether any selling shareholder is a registered broker-dealer or an affiliate of a broker-dealer. If any selling shareholder is a broker-dealer, disclose that it is an "underwriter" within the meaning of the Securities Act of 1933. You should also revise the plan of distribution section accordingly.
13. If the selling shareholder is an affiliate of a broker-dealer, disclose, if true, that:

* The seller purchased in the ordinary course of business, and
* At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these statements are not true, then the prospectus must state that the selling shareholder is an underwriter.

Plan of Distribution, page 15
14. Please tell us whether any of the selling shareholders have taken, or plan to take, a short position or other forms of hedges in the company`s shares of common stock prior to this resale registration statement`s effectiveness. We note, for example, that the selling shareholders may sell some or all of their common stock in one or more transactions including in short sales. Please note that creating short positions before the resale registration statement`s effectiveness is inappropriate under Section 5 of the Securities Act because the shares underlying the short sales are deemed to be sold at the time such sales are made.
15. We note you indicate no public market currently exists for your shares of common stock and that there is no assurance you can be traded on the OTC Bulletin Board. Please also indicate that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may be sustained even if developed.

16. In this regard, please provide comprehensive disclosure as to how
and when you expect to have your shares listed or traded. For example, you indicate you intend to contact an authorized OTC Bulletin Board market maker for sponsorship of your securities on the
OTC Bulletin Board. Please indicate when you will engage a market maker to file an application on your behalf in order to make a market for your common stock and clarify how long this takes.  Explain what
effect quotation on the OTC Bulletin Board will have on your liquidity.
17. Briefly explain why you currently do not meet either the existing
requirements or the proposed additional restrictions and
requirements
of the OTC Bulletin Board.
18. We note that your registration statement covers the selling shareholders and that they may distribute shares to one or more of their partners who are unaffiliated with you. Please note that your registration statement must identify all selling shareholders and provide Item 507 of Regulation S-B information with respect to all selling shareholders. If the "partners" or their successors plan to use this registration statement, they must be identified and Item
507
information must be provided. Please confirm your understanding of this obligation. Please be advised you may add or substitute selling shareholders through the use of Rule 424(b) prospectus supplements if certain conditions are satisfied. For additional guidance, refer to
July 1997 Telephone Interpretations, B.81 and H.3.
19. It does not appear you have discussed in this section your right to terminate the offering at any time in your sole discretion. If there are specific events that may trigger a premature termination, please disclose those events.

Biographical Information, page 18
20. Please explain how Mr. Sing intends to do his job as president, chief financial officer and director, given that, as you state, he has no previous experience in mineral exploration or operating a mining company. Indicate whether he has undertaken any measures to familiarize himself with your business, albeit non-professional. Significant Employees and Consultants, page 18
21. Please disclose the percentage of his time Mr. Sing will devote to your business.

Common Stock, page 20
22. Please identify securities counsel in this section.




Description of Business, page 23
23. Please disclose whether there are any plans to change the company`s business activities or to combine with another business. Describe any events or circumstances that might cause the company`s plans to change.
Business Development, page 26
24. Please describe in further detail the credentials of Mr. Ostensoe. Please furnish us his geological report on your mineral claims.

Employees, page 27
25. Please indicate when you intend to retain the services of independent geologists, prospectors and consultants on a contract basis to conduct the exploration programs on your mineral claims.
Also explain what funds you will use to pay them.

Plan of Operation, page 28
26. You indicate that your plan for the next twelve months is to complete the recommended Phase One and Two exploration programs on your mineral claims. Please enhance your disclosure to provide a more in-depth discussion of these programs, including the details of the work to be performed during each of these phases.
27. Please expand this section to discuss known material risks and uncertainties that will have or are reasonably likely to have a material impact on your revenues, if any, operations, liquidity, or income over the short and long term, and the actions you are taking to address them. In doing so, please discuss the industry-wide factors relevant to your business and the risks and uncertainties related to the development of your business to the extent necessary to commence operations and for the foreseeable future. Additionally, please discuss your ability to generate revenues, raise additional financing, and manage other significant risks and uncertainties that are material to your plan of operations and business. See SEC Release No. 33-8350 and Item 303 of Regulation S-B.

Certain Relationships and Related Transactions, page 33
28. Please expand this section to indicate whether the transactions with related parties were on terms at least as favorable to the company as would be available from unrelated parties. We note that
Mr. Sing received shares valued at $0.01 per share and that the company sold shares the following month for $0.02 per share. Please revise.



Market for Common Equity and Related Stockholder Matters, page 34

Market Information, page 34
29. Please be aware that an issuer does not apply for trading of its common stock on the OTC Bulletin Board. Rather, to be quoted on the
OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock. Please revise this section accordingly.

Holders of Our Common Stock, page 34
30. Please provide this information as of the most recent practicable date.

Note 4. Mineral Properties, page F-44
31. We note your disclosure that your mineral claims are registered in the name of the Mr. Sing, who has executed a trust agreement whereby he agreed to hold the claims in trust on your behalf. Please expand to include disclosure similar to that provided at page 10 of your filing in which you indicate that there are situations that could prevent you from obtaining clear title to the mineral claims.

Outside Back Cover Page
32. Please refer to the second full paragraph on page 47. Please confirm that the dealer prospectus delivery obligation will appear on the outside back cover page. This is unclear based upon the present formatting of your preliminary prospectus. In addition, please be aware that only information permitted by Item 502 of Regulation S-B should appear on the outside back cover page. Accordingly, please also confirm that the Item 304 information will not appear on the outside back cover page.

Undertakings, page 52
33. Please revise to include the undertakings required by Items
512(a)(4) and 512(g) of Regulation S-B.
***

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the
Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


You may contact Regina Balderas, Staff Accountant, at (202) 551-
3722
or Will Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at (202) 551-
3240, Eloise Quarles, Special Counsel, at (202) 551-3238, or me at
(202) 551-3725 with any other questions.

      Sincerely,



      	H. Christopher Owings
      Assistant Director

cc:	Joseph I. Emas, Esq.
      Fax:   (305) 531-1274








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Nadwynn Sing
Atlin Mineral Exploration Corp.
February 17, 2006
Page 1